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Compensation of the Management Corporation

         (a) The Fund agrees to pay the Management Corporation and the Management Corporation agrees to accept as full compensation for all services rendered by the Management Corporation as such, an annual fee payable monthly and computed on the net asset value of the Fund as of the close of business each day at the following annual rates:

               .500% of the first $250 million of net assets; .475% of the next $250 million of net assets; .450% of the next $250 million of net assets; .425% of the next $250 million of net assets; .400% of the next $250 million of net assets; .375% of the next $250 million of net assets; .350% of the next $250 million of net assets; .325% of net assets in excess of $2 billion